Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-116817

PROSPECTUS SUPPLEMENT DATED JUNE 3, 2005
TO
PROSPECTUS DATED JANUARY 11, 2005

SPLINEX TECHNOLOGY INC.

     This prospectus supplement should be read in conjunction with our prospectus dated January 11, 2005, and in particular “Risk Factors” beginning on page 12 of the prospectus.

     This prospectus supplement includes the attached Current Report on Form 8-K filed by Splinex Technology Inc. with the Securities and Exchange Commission on June 3, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 27, 2005

Splinex Technology Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-116817	20-0715816

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

550 W. Cypress Creek Road Suite 410 Fort Lauderdale, FL	33309

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (954) 660-6565

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On May 27, 2005, Splinex Technology Inc. (the “Company”) and Waterloo Maple Inc. (“Maplesoft”) entered into a Reseller Agreement (the “Agreement”) granting Maplesoft the non-exclusive, worldwide (subject to United States export restrictions) right to market and resell the Company’s nVizx for Maple software product (the “Product”) in consideration of Maplesoft conducting certain marketing and selling activities. The Agreement is for a term of one year with automatic annual renewals unless terminated by either party upon 90 days notice or immediately upon certain specified events.

Under the Agreement, Maplesoft is required to conduct certain marketing activities that promote the Product and the brand including making the Product available for purchase in the Maplesoft web store. The Company is also required to undertake commercially reasonable steps to promote the Product and give Maplesoft comparable corporate and product marketing presence on the Company’s website. The Agreement provides for a suggested retail price to customers and a reseller price, which is the amount payable to the Company by Maplesoft for Product sold by Maplesoft. The suggested retail price and related reseller price vary according to the Product, customer type and geography. Maplesoft shall pay a monthly payment (based upon the reseller price) for all Products sold during the month to the Company thirty days from the last day of the month the Products are sold.

Item 9.01. Financial Statements and Exhibits.

Exhibit 10.1	Reseller Agreement between Waterloo Maple Inc. and Splinex Technology Inc. dated May 27, 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Splinex Technology Inc.
June 3, 2005	By:	Gerard A. Herlihy
		Name:	Gerard A. Herlihy
		Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
10.1	Reseller Agreement between Waterloo Maple Inc. and Splinex Technology Inc. dated May 27, 2005

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Exhibit 10.1

RESELLER AGREEMENT

THIS RESELLER AGREEMENT is made as of 27 May 2005 (the “Effective Date”).

BY AND BETWEEN:

WATERLOO MAPLE INC. (“MAPLESOFT”)

- and -

SPLINEX TECHNOLOGY INC., a Delaware corporation (the “Toolbox Developer”)

WHEREAS:

A.	The Toolbox Developer owns, or has licensed from others, all proprietary right, title and interest in certain computer software products listed on Schedule A hereto (the “Toolbox Developer Software”).

B.	A portion of MAPLESOFT’s business is to resell MAPLESOFT product-related, third-party computer software products through its web store or other appropriate means as mutually agreed between the parties.

C.	MAPLESOFT wishes to obtain, and the Toolbox Developer is willing to grant to MAPLESOFT the non-exclusive right to market and resell the Toolbox Developer Software and related material and documentation to End Users (as hereinafter defined) throughout the world in accordance with this Agreement.

D.	The parties have agreed to enter into this Agreement on the terms and conditions herein contained.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1 — DEFINITIONS AND INTERPRETATION

1.1	Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a)	“Agreement” means this Reseller Agreement, as amended from time to time by the mutual consent of the parties, and includes all Schedules hereto;

(b)	“Confidential Information” means the proprietary technical information, know-how, technology, system designs, prototypes, ideas, inventions, improvements, layouts, software, concepts, techniques, discoveries, data and files, either party identities and lists, including accounting records, forecasts, project management plans, marketing plans and business plans provided by or on behalf of one party in connection with this Agreement, and all copies and tangible embodiments thereof (in whatever form or medium); provided, however, that any of the foregoing shall not be considered Confidential Information if the party receiving it can show that such information: (i) has become publicly known through no wrongful act or breach of any obligation of confidentiality on the receiving party’s or any third party’s part; (ii) was rightfully received by the receiving party from a third party not in violation of any contractual, legal or fiduciary obligation by such third party; (iii) was approved for release by written authorization of the party having rights therein; (iv) was developed by the receiving party independently of the party having rights therein without breach of any confidentiality or other obligations; or (v) was disclosed by court order or other legal authority, provided that the party having rights therein is given an opportunity to oppose such disclosure and if disclosed, such information is only used for the specified legal purposes;

(c)	“End User” means any person, corporation or other entity, who licenses a copy of the Product to fulfill its own internal needs and not for resale, distribution, duplication or sublicensing;

(d)	“Intellectual Property Rights” means any and all rights in and to intellectual property (whether or not issued or published or protected by patent or registerable under copyright, trademark, trade secret or subject to analogous protection) including, without limitation, all technical information, technical data, inventions, products, data, algorithms, design, methods, know-how, processes, copyrights, patents, trade secrets, software (including object code and source code), models, patterns, drawings, specifications, prototypes, firmware and discoveries and all Modifications thereto;

(e)	“Modifications” means all commercially available updates, upgrades, versions, modifications, enhancements, improvements and/or corrections made or to be made to the Product by the Toolbox Developer;

(f)	“Product” means the Toolbox Developer Software, related material and documentation and any commercially released Modifications;

(g)	“Suggested Retail Price” means the retail prices suggested for the Product by the Toolbox Developer as outlined in Schedule B hereto as may be amended from time to time at the sole discretion of the Toolbox Developer;

(h)	“Reseller Price” means the price paid by MAPLESOFT to the Toolbox Developer for the Product as outlined in Schedule B hereto, as may be amended from time to time at the sole discretion of the Toolbox Developer;

(i)	“Territory” means the world;

(j)	“Web Site” means MAPLESOFT’s web site URL location or locations where MAPLESOFT will market the Product and market promote, and make it available for licensing and download to End Users.

1.2	Interpretation. In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include all genders. The division of this Agreement into articles, sections and subsections and the insertion of headings are for the convenience of reference only and shall not affect its construction or interpretation.

1.3	Schedules. The following are the Schedules attached to and incorporated in this Agreement by reference:

•	Schedule A: Toolbox Developer Software — Product Definition

•	Schedule B: Reseller Price, Suggested Retail Pricing, and other Terms and Conditions

•	Schedule C: MAPLESOFT Marketing & Promotional Activities

•	Schedule D: Form of Toolbox Developer End User License Agreement for the Product

•	Schedule E: Trademarks

ARTICLE 2 — GRANT OF RIGHTS

2.1	Right to Resell. Subject to all terms within this Agreement including the payment of the Reseller Price defined in Schedule B, the Toolbox Developer hereby grants to MAPLESOFT a personal, limited, non-exclusive, nontransferable (except as permitted in accordance with Section 10.3 hereto) right to license the Product to End Users within the Territory through the Web Site or through its identified resellers and affiliates so long as MAPLESOFT is responsible for the actions of such resellers and affiliates and warrants that the actions of such resellers and affiliates comply with the provisions of this Agreement or by any other distribution methods as the parties may mutually agree in writing, during the Term or any subsequent Renewal Term, as the case may be. MAPLESOFT shall conduct a minimum level of Product marketing promotion as outlined in Schedule C.

2.2	Use and Display of Toolbox Developer Trademarks. The Toolbox Developer grants to MAPLESOFT, the non-exclusive, non-transferable right to use and display the Toolbox Developer Trademarks associated with the Product solely for marketing, distribution and promotion of the Product in accordance with this Agreement provided that MAPLESOFT:

a)	Accepts that its usage of the Toolbox Developer Trademarks is at all times under the control of the Toolbox Developer;

b)	Uses the Toolbox Developer Trademarks only in the form and manner as may be prescribed from time to time by the Toolbox Developer;

c)	Uses the Toolbox Developer Trademarks only in association with the Product; and markets and resells the Products only under the Toolbox Developer Trademarks, and not any other trademark or logo; and

d)	Upon written request, provides the Toolbox Developer with copies of all materials using the Toolbox Developer Trademarks, for review.

2.3	Use and Display of MAPLESOFT Trademarks. MAPLESOFT grants to the Toolbox Developer the non-exclusive, non-transferable right to use and display the MAPLESOFT Trademarks used solely for marketing, distribution and promotion of the Product in accordance with this Agreement, provided that the Toolbox Developer:

a)	Accepts that its usage of the MAPLESOFT Trademarks is at all times under the control of MAPLESOFT;

b)	Uses the MAPLESOFT Trademarks only in the form and manner as may be prescribed from time to time by MAPLESOFT;

c)	Uses the MAPLESOFT Trademarks only in association with the Product; and

d)	Upon written request, provides MAPLESOFT with copies all materials using MAPLESOFT Trademarks, for review.

2.4	Editing of Promotional Materials. With the prior consent of the Toolbox Developer, MAPLESOFT has the right to edit any materials submitted by the Toolbox Developer for purposes of Product promotion, use on the Web Site and other marketing activities, provided that no material changes are made to the materials.

ARTICLE 3 — OWNERSHIP AND CONFIDENTIALITY

3.1	Ownership of Intellectual Property. MAPLESOFT acknowledges and agrees that the Product, including any Modifications thereto, and all Intellectual Property Rights therein shall at all times remain the sole property of the Toolbox Developer, and MAPLESOFT shall have only such limited rights with respect thereto as shall be explicitly given under this Agreement. MAPLESOFT shall promptly notify the Toolbox Developer in writing of: 1) any claims, allegations, or notifications that MAPLESOFT’s marketing, promotion or licensing of the Product may or will infringe the Intellectual Property Rights of any other person or entity and 2) any determination, discovery, or notification that any person, corporation or other entity is or may be infringing the Intellectual Property Rights of the Toolbox Developer. The Toolbox Developer shall promptly notify MAPLESOFT in writing of any claims, allegations, or notifications that the Toolbox Developer’s marketing, promotion or licensing of the Product may or will infringe the Intellectual Property Rights of any other person or entity.

3.2	Ownership of Confidential Information. All right, title and interest in and to the Confidential Information of either MAPLESOFT or the Toolbox Developer is and shall remain with MAPLESOFT or the Toolbox Developer, as the case may be. Neither party shall acquire any right, title or interest in or to any Confidential Information of the other pursuant to this Agreement.

3.3	Irreparable Harm. The recipient of the Confidential Information acknowledges that any unauthorized disclosure and use of Confidential Information of the disclosing party will cause irreparable harm to the disclosing party for which damages may not be an adequate remedy. In the event of unauthorized disclosure and use of its Confidential Information, the disclosing party shall, in addition to any other rights or remedies it may have in law or equity under this Agreement or otherwise, be entitled to injunctive relief.

3.4	Return of Confidential Information. The recipient of the Confidential Information agrees that, immediately upon request by the disclosing party, and in any event, immediately upon termination of this Agreement, the recipient shall destroy or deliver all copies of all Confidential Information of the disclosing party in its possession, care or control to the disclosing party, except such information that each party must maintain to document accounting and legal requirements; and the recipient party shall deliver to the disclosing party a notarized certificate of one of its senior officers attesting to the completion of such return or destruction.

ARTICLE 4 — INDEPENDENT CONTRACTOR STATUS

4.1	Independent Contractor Status. It is the intention of the parties, and the parties understand and agree, that the parties are and shall be independent contractors to one another, and neither MAPLESOFT, the Toolbox Developer nor any of their respective representatives is an employee, agent, representative, joint venturer or partner of the other party. Nothing in this Agreement shall be interpreted or construed as creating or establishing the relationship of employer and employee between MAPLESOFT and the Toolbox Developer or any if their respective representatives, and neither party shall hold itself out as the employee, agent, representative, joint venturer or partner of the other nor contract or incur obligations in the name of the other.

ARTICLE 5 — DELIVERY, SUPPORT AND PAYMENT

5.1	License of Product to End Users. MAPLESOFT shall market, promote and license the Product through its Web Site via download, and other means deemed appropriate by MAPLESOFT acting reasonably, for perpetual-use purposes during the Term and any Renewal Term (as defined below). MAPLESOFT shall (where applicable and made available to MAPLESOFT by the Toolbox Developer) make available to the End User a copy of the Toolbox Developer’s End User License Agreement prior to sale of the Product to End Users. It is the sole responsibility of the Toolbox Developer to supply MAPLESOFT with the final version of the applicable End User License Agreement and to timely activate the license for the Product sold by MAPLESOFT, upon receipt of a sale confirmation containing the following information for each End User: the date of sale, date of download or date of shipment, contact person name, company name (if applicable), address, e-mail address, telephone number, sales person, sales person contact information, reseller and/or distributor name and purchase order number (if applicable), and the version of the Product to be licensed.

5.2	Delivery of Product to MAPLESOFT. The Toolbox Developer shall provide MAPLESOFT with the necessary executable files and content documentation (as reasonably requested by MAPLESOFT to make the Product, and all Product Modifications that are commercially released by Toolbox Developer, available to End Users through the Web Site). The Toolbox Developer will provide MAPLESOFT with any existing marketing materials and content documentation of the Product to MAPLESOFT to maximize licensing potential for the Product. MAPLESOFT agrees to use this material to publicize, catalogue, promote and describe the functionality of the Product through its Web Site.

5.3	Reporting. MAPLESOFT shall provide to the Toolbox Developer a monthly Sales & Returns Report (the “Report”) in electronic and physical form approved by the Toolbox Developer, on or before the 30th day following the end of each prior month after the Effective Date, with the first such report due July 1, 2005. MAPLESOFT shall provide to the Toolbox Developer within the aforementioned Report information with respect to each End User transaction, stating: the date of licensing, date of shipment, contact person name, company name (if applicable), address, e-mail address, telephone number, sales person, sales person contact information, reseller and/or distributor name and purchase order number (if applicable), version of the Product sold, price paid to MAPLESOFT and amount due to the Toolbox Developer based upon Schedule B. The Toolbox Developer shall accept discounts to the MAPLESOFT Reseller Price as set out in Schedule B and assumption of collection risk, if and only if, such discount or collection risk is confirmed in advance and in writing by the Toolbox Developer to MAPLESOFT. The Toolbox Developer shall accept return of product, if and only if, such returns are confirmed in advance and in writing by the Toolbox Developer to MAPLESOFT.

5.3A	Privacy Compliance. The parties acknowledge that the reporting requirements set forth in Sections 5.1 and 5.3 may require that MAPLESOFT collect Personal Information (as hereafter defined). The parties acknowledge and agree that such Personal Information shall be used solely to assist in the activation and authentication of the Product once purchased by an End User, to assist in the provision of support and maintenance of the Product and for no other purpose. Neither party, unless required by law or judicial authorization, shall disclose the Personal Information without the consent of the End User or the person whose Personal Information is to be disclosed. The Toolbox Developer, if requested by End User, shall either return to the End User or destroy such Personal Information provided by MAPLESOFT to the Toolbox Developer. Both parties have implemented Appropriate Security Means (as hereafter defined) to protect the Personal Information of End User provided by MAPLESOFT to the Toolbox Developer. The Toolbox Developer shall promptly provide notice through the Toolbox Developer End User License Agreement to End User about (a) any request for disclosure of Personal Information including requests by law enforcement authorities, without responding to the request, unless required by law or judicial authorization; and (b) any incidental or unauthorized access of Personal Information. “Personal Information” means any information, recorded in any form, about an identified individual, including an End User, or an individual whose identity may be inferred or determined from the information but does not include any information about more than one individual where the identity of the individuals is not known and cannot be inferred from the information, that is provided by MAPLESOFT to the Toolbox Developer. “Appropriate Security Measures” means commercially reasonable technical physical and procedural controls to protect Personal Information against destruction, loss, alteration, unauthorized disclosure to third parties or unauthorized access by employees or contractors employed by the Toolbox Developer, whether by accident or otherwise.

5.4	Quality of Product. The Toolbox Developer will perform quality assurance for the Product before delivering it to MAPLESOFT for licensing by MAPLESOFT, and shall do such further quality assurance work, including bug fixes and patches based on feedback received from End User of the Product as may be necessary at the Toolbox Developers’ sole cost. For greater certainty, MAPLESOFT will not be responsible for supporting, updating, or performing any quality assurance, support, documentation or any development for the Product at any time nor shall MAPLESOFT be entitled to any fees or portion of fees charged directly to End Users by Toolbox Developer for support, updates or professional services.

5.5	Support of Product. The Toolbox Developer or its agents will provide any necessary and appropriate technical support for the Product directly to the End Users at the Toolbox Developer’s sole cost and expense. The Toolbox Developer shall incorporate into the Product an e-mail and web site address, which may be used by End Users for technical support issues that may arise. If the Toolbox Developer receives technical support queries that relate to the MAPLESOFT Product rather than the Toolbox Developer’s Product, the Toolbox Developer shall forward such queries directly to MAPLESOFT technical support and MAPLESOFT shall deal with all such MAPLESOFT related support issues.

5.6	Product Payment. MAPLESOFT shall pay to the Toolbox Developer a monthly payment for all Product sold that month, less pre-approved returns, Product Payment shall be due thirty (30) days from last day of the month sold and provided in U.S. Dollars (except in the case of sales of Product to End Users located in Canada that paid MAPLESOFT or its resellers for the Product in Canadian Dollars, in which case Product Payment for such sales may be provided in Canadian Dollars), and wired to the bank account designated by the Toolbox Developer or otherwise paid to the Toolbox Developer as agreed to by the parties acting reasonably. All payment terms described in this section will remain applicable regardless of the credit terms extended by Maplesoft to any End User or through a reseller and regardless of whether MAPLESOFT identifies an End User or reseller as a risk of doubtful collection for payment of accounts, unless exceptions to the thirty (30) day payment terms are accepted in advance and in writing by the Toolbox Developer. MAPLESOFT will promptly notify Toolbox Developer in writing (and in any event as part of its reporting set forth in Section 5.3) when an End User or reseller of MAPLESOFT is outside of MAPLESOFT’s standard credit, collection and payment terms.

Provided MAPLESOFT properly reports the collection risk of an End User or reseller to Toolbox Developer as set forth above, the Product Payment amount of an account of that End User or reseller (the “Uncollected Amount”) that is not collected within 120 days of the date of sale, shall be subtracted from the next scheduled Product Payment. If payment is thereafter made by such an End User or reseller, the Uncollected Amount shall be reported to Toolbox Developer in accordance with Section 5.3 and included in the next scheduled Product Payment

5.7	End User Refund Policy. The End User may return the product for a full refund for a period of 15 days after the purchase provided the product is defective or has not been activated. If a refund is requested during this period, MAPLESOFT will pay the refund to the End User. If the purchase and refund occur within the same month, the Toolbox Developer will not receive any Product Payment from the sale where a refund was issued, however, all details of such transaction will be included in the monthly Report. If the End User refund occurs in a different month from the purchase month, the Product Payment adjustment from the End User refund will be subtracted from the next scheduled Product Payment.

ARTICLE 6 — REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Representations, Warranties and Covenants of the Toolbox Developer. The Toolbox Developer represents, warrants and covenants as follows:

(a)	The Toolbox Developer is the lawful owner of, or has all right, title and interest in the Product and all Intellectual Property related thereto, and has all rights necessary to grant the licenses to MAPLESOFT in accordance with the terms and conditions of this Agreement. The Toolbox Developer, and not MAPLESOFT, is solely responsible for paying compensation, if due, to whomever else may be entitled under other agreements, if any, between the Toolbox Developer and third parties.

(b)	The Product has been, and future Modifications will be, independently created as a result of original work of the Toolbox Developer or pursuant to third party licensing agreements and the Product does not currently and will not knowingly, following commercially reasonable investigations, use or incorporate or infringe any registered, or issued intellectual property of any person, corporation or other business entity, and no other person, inventor or creator, past or present, has or is known to have (based upon commercially reasonable investigations) at the time of executing this Agreement any right, title or interest in or to the Product;

(c)	The Toolbox Developer is the lawful owner of all intellectual property rights, including without limitation, patents, Toolbox Developer Trademarks, copyrights, and trade names, and any applications therefore, included in the Product;

(d)	The Toolbox Developer has the required skills, qualifications and experience to fulfill all duties and responsibilities required pursuant to this Agreement;

(e)	The Toolbox Developer has the right to enter into this Agreement and the performance of the obligations hereunder will not conflict with or violate the performance of any other agreement to which they are presently a party (including any non-competition or non-disclosure agreement), any applicable law, rule or regulation, or any third-party rights in any issued patent, registered trademark, issued copyright or trade secret, or other proprietary right. The Tool Box Developer covenants not to enter into any agreement that will conflict with or otherwise obstruct its ability to perform its obligations pursuant to this Agreement (including any non-competition or non-disclosure agreement);

(f)	The Toolbox Developer shall make reasonable commercial efforts consistent with software industry standards to ensure the Product is free of defects in programming and operation;

(g)	The Product shall be free of software viruses or any other programs that may materially and adversely affect the normal use of the software, on delivery to MAPLESOFT; and

(h)	The Toolbox Developer shall undertake reasonable commercial efforts to ensure that the current version of the Product commercially released by the Toolbox Developer shall be compatible with and otherwise be fully functional and operate with the then current version of the MAPLESOFT product known as “Maple”, within 3 months of the commercial release of each version of Maple. MAPLESOFT shall provide prerelease technical information regarding any new version or update of Maple at least 3 months prior to the expected commercial release unless otherwise agreed in writing between the parties.

EXCEPT AS EXPRESSLY SET FORTH ABOVE, SPLINEX DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED WITH REGARD TO ALL TECHNOLOGY, MODIFICATIONS, SOFTWARE OR DERIVATIVE WORKS PROVIDED OR OTHERWISE LICENSED TO MAPLESOFT IN CONNECTION WITH THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY FITNESS FOR A PARTICULAR USE AND ALL SUCH WARRANTIES NOTED IN THIS PARAGRAPH ARE SPECIFICALLY EXCLUDED.

6.2	Covenants of MAPLESOFT. MAPLESOFT covenants as follows:

(a)	MAPLESOFT shall maintain complete and accurate accounting records, in accordance with generally accepted accounting practices, to support and document the Products sold. The Toolbox Developer shall have the right through a mutually agreeable qualified independent accounting firm to make an examination and audit of prior period closed months, at reasonable times and on reasonable notice of not less than 15 business days and not more than twice a year (provided that any audit that reveals a variance greater than 5% shall not count towards this restriction nor shall any audit required of the Toolbox Developer by a regulatory agency or by order of a court count toward this restriction), of the records kept or required to be kept by MAPLESOFT relating to and only to the promotion, distribution and licensing of the Product by MAPLESOFT and the calculation of the payments required by this Agreement. If any such audit reveals no material changes, “material” being defined as 5% or greater based on prior amounts paid, in the payments due to the Toolbox Developer, then the Toolbox Developer shall pay for all out-of-pocket costs and expenses relating to any such examination and audit. If following such audit, there are material changes in the payments due to the Toolbox Developer, MAPLESOFT shall reimburse the Toolbox Developer for the actual costs of the examination and audit and shall remit the additional amounts due to the Toolbox Developer within 15 business days.

ARTICLE 7 — TERM AND TERMINATION

7.1	Term. This Agreement shall commence as of the Effective Date, and shall continue for a period of one year (the “Term”), unless terminated earlier in accordance with the provisions of this Agreement. Absent written notice from one party to the other at least 90 days prior to the Term or any Renewal Term (as defined below), this Agreement will be automatically renewed for successive one-year periods (each, a “Renewal Term”) until terminated in accordance with the provisions hereof.

7.2	Termination. This Agreement may be terminated by either party:

(a)	Immediately upon the occurrence of any of the following events, which shall be deemed to be a material breach of the terms of this Agreement:

i.	The other party fails to perform any of its material obligations under this Agreement, or materially breaches any of the provisions set out in this Agreement and does not cure such breach within thirty (30) days after receiving written notice, or

ii.	Either party ceases to exist, or threatens in writing to cease to carry on its business, commits an act of bankruptcy, is declared insolvent, make an assignment of its assets other than for purposes of financing, or

iii.	Either party is declared bankrupt or wound up, or a receiver is appointed with respect to any part of the assets of the other party, or if any encumbrancer takes possession of any part thereof.

(b)	upon [90-days] written notice to the other party.

(c)	MAPLESOFT reserves the right to temporarily suspend this Agreement (a “Temporary Suspension,”), at any time, if there is a written claim of infringement from a credible source regarding the Product as determined by MAPLESOFT, including but not limited to copyright laws or other intellectual property infringement and the Toolbox Developer does not promptly respond to, defend or settle the claim or otherwise have such claim dismissed, or remove the cause of the infringement, or if the Product is determined by MAPLESOFT to contain offensive or dangerous content and the Toolbox Developer does not timely agree to remove or modify such content. The Temporary Suspension will continue until the issue is resolved. The resolution will either result in the termination of this Agreement, or the reactivation of this Agreement, as determined by MAPLESOFT at its sole discretion. In the case of a reactivation, the end of the Term or any Renewal Term as specified in this section shall remain in effect, unless both parties agree in writing to change the end of the Term or any Renewal Term.

7.3	Obligations Upon Termination. Upon the effective date of termination of this Agreement:

(a)	MAPLESOFT shall immediately cease to promote and market the Product and any representation of itself as an authorized reseller of the Product, and shall cease its use of any Toolbox Developer Trademarks;

(b)	MAPLESOFT shall pay to the Toolbox Developer all amounts outstanding and owing as of the effective date of termination;

(c)	Each party shall promptly destroy or return to the other all copies of any data, records, documents, drawings, specifications, computer programs or materials of any nature or kind, including all materials incorporating Confidential Information, except such information that each party must maintain to document accounting and legal requirements; and

(d)	The provisions in this Agreement regarding ownership of Intellectual Property and Confidential Information and Section 8.2A and 8.2B shall continue in force following termination of this Agreement

(e)	So long as an End User is a legal End User properly registered with the Toolbox Developer, no termination or expiry of this Agreement shall affect the rights of End Users to continue to use any Products.

7.4	Obligations Upon Temporary Suspension. If this agreement is suspended under the terms of 7.2(c):

(a)	MAPLESOFT will remove the Product for sale from the Web Site immediately.

(b)	MAPLESOFT will notify the Toolbox Developer of the suspension, in writing.

(c)	At the discretion of MAPLESOFT, the Product may also be removed from promotional materials.

(d)	All other aspects of this Agreement will remain unchanged pending the final resolution of the issue.

ARTICLE 8 — LIMITATION ON LIABILITY AND INDEMNITY

8.1	Limited Warranty. Subject to the terms and conditions of this Agreement, the Toolbox Developer warrants that for a period of thirty (30) days from the date of original shipment that the Product, as delivered, will materially comply with the published specifications, if any, of the Toolbox Developer for such Product. The Toolbox Developer’s obligations under this warranty shall be limited to providing MAPLESOFT with a copy of corrected Product. Toolbox Developer does not warrant that the operation of the Product will be uninterrupted or error-free or that the Product will improve the performance of the MAPLESOFT products or any third-party product. MAPLESOFT has no authority to make and shall not make any warranty express or implied on behalf of the Toolbox Developer.

8.2A	Indemnification. Each party (“the Indemnifier”) shall indemnify and hold harmless the other party (“Indemnified Party”), its resellers and affiliates and End Users from all losses, damages, legal fees, settlement amounts, expenses and other liabilities arising from any claims, legal proceedings or demands brought by a third party against either party based on the Indemnifier’s product, its manufacture, distribution, use, infringement of intellectual property rights, copyrights, patent, trade secret, trademark, or any other contractual or proprietary right (the “Claim”); provided that the Indemnifier is notified as soon as possible in writing of the Claim, the Indemnifier is given immediate and complete control of such Claim, the Indemnified Party does not prejudice the Indemnifier’s defense of such Claim and the Indemnified Party gives the Indemnifier all reasonable assistance with such Claim.

8.2B	Injunctions. In the event either party, its resellers, affiliates or End Users are enjoined from their use of the other’s product, the Indemnifier willl promptly, either: (a) procure for the Indeminifed Party and its distributors and End Users the right to continue distributing and using its product; (b) render the Indeminifer’s product non-infringing without materially diminishing the product’s performance, functionality or features; (c) replace the Indemnifier product with equivalent non-infringing goods; or (d) if the provisions of Sections 8.2B(a) through 8.2B(c) are not reasonably possible, the Indemnifier will remove its product and refund the Indemnified Party of all amounts paid in respect thereof.

8.2C	Not Applicable. The cap on damages stated in Section 8.3 (“Limitation of Liability”) shall not apply in any respect to Section 8.2A, Section 8.2B, or Section 3.3 (“Confidential Information”).

8.3	Limitation of Liability. In no event shall either party have any liability to the other for any loss of use, data, profit or revenue, or for any indirect, consequential, special or punitive damages arising out of or related to this Agreement, even if advised of the possibility of such damages or if they are foreseeable. Notwithstanding the above, the entire liability of either party in respect to any breach of its contractual obligations arising under this Agreement and any representation, statement or act or omission of either party shall not exceed the combined amount of the Reseller Price actually paid to Toolbox Developer by MAPLESOFT during the prior twelve (12) month period from the date such liability arose. The limitation on liability for damages set forth in this section will not be affected by any failure of remedies under this Agreement. This limitation of liability of damages shall apply notwithstanding the failure of the essential purpose of any limited remedies herein.

ARTICLE 9 — DISPUTE RESOLUTION

9.1	Resolution Process. Notwithstanding anything herein to the contrary, any dispute or controversy between the parties arising out of or relating to the validity, construction, meaning, performance or effect of or the rights and liabilities of the parties hereto with respect to this Agreement, whether arising during the period of this Agreement or at any time thereafter, shall be determined by arbitration by a single arbitrator pursuant to the Arbitrations Act, 1991. The parties shall agree on the arbitrator within 20 days of one party notifying the other party that arbitration is desired. If the parties fail to agree upon a single arbitrator within such 20-day period, then the arbitrator shall be selected by a judge of the Ontario Court (General Division) upon application of any party. The award rendered by the arbitrator shall be final and binding and not subject to appeal. The arbitrator shall be empowered to determine all questions of law and fact and may grant injunctive relief. The prevailing party shall be entitled as part of the arbitration award to the reasonable costs and expenses (including legal fees and disbursements) of investigating, preparing and pursuing such claim or defense, and the party enforcing an award shall be entitled to reasonable costs and expenses (including legal fees and disbursements) incurred in connection therewith. The costs of the arbitrator shall be shared equally between MAPLESOFT and the Toolbox Developer. In any action to interpret or enforce this Agreement, the prevailing party shall be awarded all court costs and reasonable attorneys’ fees and costs incurred.

ARTICLE 10 — GENERAL PROVISIONS

10.1	Notices. Any notices, demands and other communications hereunder shall be in writing and shall be delivered, sent by electronic transmission, or by registered or certified postal mail with return receipt requested or overnight delivery service such as Federal Express, postage or delivery service fees prepaid, and addressed as follows:

To MAPLESOFT, at:
CEO
MAPLESOFT
615 Kumpf Drive
Waterloo, ON N2V 1K8
Fax: 519-747-1338

To the Toolbox Developer, at:

CEO
Splinex Technology Inc.
550 W. Cypress Creek Road
Suite 410
Fort Lauderdale, Florida, USA 33309
Fax: +1 954 660-6561

With a copy to:

Attn: Curtis Wolfe, General Counsel
Splinex Technology Inc.
550 W. Cypress Creek Road, Suite 410
Fort Lauderdale, FL USA 33309
Fax: +1 954 229-7595

All notices shall be effective and deemed to be delivered (i) if mailed or sent by private delivery service, on the second business day following such mailing, unless there is an interruption in the mail, in which case it shall be deemed to have been given when received; or (ii) if delivered or sent by facsimile, on the business day following the date of dispatch or the date of transmission, as the case may be. Either party may change the address for notice by giving written notice of such change to the other party in the manner provided in this Section.

10.2	Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersedes all prior or contemporaneous agreements, understands, negotiations and discussions, whether oral or written, of the parties. There are no warranties, covenants, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth in this Agreement. No amendment or modification to this Agreement will be effective unless it is in writing and signed by each of the parties hereto.

10.3	Non-Interference and Assignment. The parties shall not at any time interfere or attempt to interfere with the business of the other party, or persuade or attempt to persuade any customer, prospective customer, or employee of the other party to discontinue or alter its relationship with the party. Without limiting the generality of the foregoing, Toolbox Developer shall not directly or indirectly (except through MAPLESOFT) supply, license, distribute or otherwise make available the Product to MAPLESOFT’s previously identified affiliates, resellers, distributors or agents, without the prior written consent of MAPLESOFT. Likewise, neither party shall directly or indirectly sell, transfer, assign, convey, pledge, encumber or otherwise dispose of this Agreement without the prior written consent of the other party. Notwithstanding the foregoing, (i) either party may assign this Agreement to a successor of all or substantially all of its business or assets to which this Agreement relates, and (ii) either party shall have the right to transfer its rights hereunder to any company which is wholly owned by such party provided such successor or subsidiary agrees in writing to be bound by all the terms and conditions of this Agreement. Any purported action in violation of this section shall be void ab initio.

10.4	Severability. If any provision of this Agreement is held to be unenforceable or illegal by a court of competent jurisdiction, such provision shall be modified to the extent necessary to render it unenforceable, or shall be modified to the extent necessary to render it enforceable, or shall be severed from this Agreement, and all other provisions of this Agreement shall remain in full force and effect.

10.5	Governing Law. This Agreement is governed by and construed in accordance with the laws of the Province of Ontario, Canada and each of the parties hereto irrevocably attorns to the exclusive jurisdiction of the courts of the province of Ontario without regard to conflicts of laws principles. The parties agree that the United Nations Convention on Contracts for the International Sale of Goods does not apply to this Agreement.

10.6	Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

10.7	Facsimile Transmission. This Agreement may be executed and delivered by facsimile or other electronic means of transmission, and upon receipt such transmission shall be deemed delivery of an original. Within a reasonable time after such electronic delivery, the party executing the document shall mail or deliver an originally signed copy of such document to the other party. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered by one or more parties will be deemed an original, and all of which counterparts will together constitute one and the same instrument.

10.8	Force Majeure. Neither party to this Agreement shall be liable to the other for any failure or delay in performance by circumstances beyond its control, including but not limited to, acts of God, fire, hurricane, labour difficulties or governmental action, provided that the party seeking to rely on such circumstances gives written notice of such circumstances to the other party hereto and uses reasonable efforts to overcome such circumstances.

10.9	Waiver. A waiver of any provision in this Agreement by either party of its rights hereunder shall not be binding unless contained in a written notice signed by an authorized representative of the party waiving its rights. The non-enforcement or waiver of any provision on one occasion shall not constitute a waiver of such provision on any other occasions unless expressly so agreed in writing. It is agreed that no use of trade or other regular practice or method of dealing between the parties hereto shall be used to modify, interpret, supplement or alter in any manner the terms of this Agreement.

10.10	Export Control. MAPLESOFT shall not export, directly or indirectly, the Product licensed under this Agreement to any country for which the U.S. Government or any agency thereof at the time of export requires an export license or other government approval without first obtaining such license or approval. If necessary, Toolbox Developer shall assist MAPLESOFT in preparing the paperwork required for such license or approval.

WATERLOO MAPLE INC. (MAPLESOFT)
By:	/s/ Dr. Tom Lee
	Name:	Dr. Tom Lee
	Title:	Vice President

TOOLBOX DEVELOPER: SPLINEX TECHNOLOGY INC.
By:	/s/ Michael Stojda
	Name:	Michael Stojda
	Title:	President & CEO